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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               FINAL AMENDMENT TO
                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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                             COMAIR HOLDINGS, INC.
                                (Name of Issuer)

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                             DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                      (Name of Person(s) Filing Statement)

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

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                                  199789 10 8
                     (CUSIP Number of Class of Securities)

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                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                With a Copy to:

                                 Joseph Rinaldi
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
       13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Final Amendment amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 filed on October 22, 1999, as previously amended and supplemented by Amendment No. 1 thereto dated November 1, 1999, Amendment No. 2 thereto dated November 5, 1999, Amendment No. 3 thereto dated November 12, 1999, and Amendment No. 4 thereto dated November 12, 1999 (as so amended and supplemented, the "Schedule 13E- 3"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub"), and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Delta ("Delta Holdings"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) to the
Schedule 13E-3.

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 13E-3.

Item 16. Additional Information

     Item 16 is hereby amended and supplemented as follows:

     On November 22, 1999, Delta issued a press release, attached hereto as Exhibit (d)(9), announcing that the Offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, November 19, 1999. The information set forth in the press release is incorporated herein by reference.

Item 17. Material to Be Filed as Exhibits

     Item 17 is hereby amended and supplemented as follows:

     (d)(9)  Press Release issued by Delta dated November 22, 1999.






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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 1999

                                     DELTA AIR LINES, INC.


                                     By: /s/ M. Michele Burns
                                        ----------------------------------------
                                        Name:  M. Michele Burns
                                        Title: Vice President and Treasurer



                                     DELTA AIR LINES HOLDINGS, INC.


                                     By: /s/ Leslie P. Klemperer
                                        ----------------------------------------
                                        Name:  Leslie P. Klemperer
                                        Title: Vice President and Secretary



                                     KENTUCKY SUB, INC.


                                     By: /s/ Dean C. Arvidson
                                        ----------------------------------------
                                        Name:  Dean C. Arvidson
                                        Title: Secretary






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                                 EXHIBIT INDEX

Exhibit No.                Description
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  (d)(9)        Press Release issued by Delta dated November 22, 1999.







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